December 13, 2021

Katherine Hsu
Office Chief
Office of Structured Finance
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      3650 REIT Commercial Mortgage Securities II LLC
 Registration Statement on Form SF-3
Filed May 14, 2021
File No. 333-256141

Dear Ms. Hsu:

We are counsel to 3650 REIT Commercial Mortgage Securities II LLC (the “Registrant”).  We have reviewed your letter dated June 10, 2021 (the “Comment Letter”) transmitting comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission to the Registrant’s registration statement (File No. 333‑256141) on Form SF-3 filed on May 14, 2021.  We have also discussed the comments contained in the Comment Letter with various representatives of the Registrant.  Capitalized terms used herein without definition have the meanings given them in the form of prospectus contained in our pre-effective amendment to the registration statement  (the “Amendment No. 1”).

For your convenience, the Staff’s comments are repeated in italics below, followed by the Registrant’s responses.

Registration Statement on Form SF-3

Form of Prospectus

Risk Factors—Other Risks Relating to the Notes—[Risks Associated with Floating Rate Notes], page 120

1.
We note that your form of prospectus contemplates the possibility of underlying mortgages and related notes tied to LIBOR. Section 316(b) of the Trust Indenture Act of 1939 (“TIA”) generally provides that the right of any holder of an indenture security to receive payment of principal and interest when due may not be impaired or affected without the consent of that holder. It appears that replacing LIBOR rates of the underlying mortgages and floating rate notes with an alternative benchmark following the cessation of the publication of LIBOR likely could require noteholder consent pursuant to Section 316(b) of the TIA and other contractual terms, which we understand would be very difficult to obtain. Because the indenture for the notes will be qualified under the TIA, please revise your prospectus disclosure to set forth all remedies available to noteholders due to the practical effect of the potential application of Section 316(b) of the TIA to LIBOR-linked notes following LIBOR cessation.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Credit Risk Retention, page 203

2.
Your credit risk retention disclosure contemplates that the sponsor may elect to satisfy its credit risk retention obligations through the purchase by one or two third-party purchasers (i.e., b-piece buyers) of an eligible horizontal residual interest. However, disclosure elsewhere in your form of prospectus indicates that the retained notes will be held by the sponsor, 3650 Real Estate Investment Trust 2 LLC, or an affiliate of the sponsor, such that the issuing entity will be treated as a Qualified REIT Subsidiary for U.S. federal income tax purposes. Please revise your disclosure to resolve this apparent discrepancy, or advise.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Indenture and Servicing Agreement—The Directing Holder—General, page 293

3.
Your disclosure includes a bracketed placeholder indicating that the initial Directing Holder may be an affiliate of “[NAME OF B-PIECE BUYER].” However, disclosure elsewhere in your form of prospectus indicates that the initial Directing Holder will be the sponsor or an affiliate of the sponsor. Please revise your disclosure to resolve this apparent discrepancy, or advise.

The Registrant has modified the form of prospectus in response to the Staff’s comment.

Part II – Information Not Required in Prospectus

Item 14. Exhibits, page II-2

4.	Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

The remaining exhibits were filed as exhibits to Amendment No. 1.

Exhibits

5.	Please confirm that you have made conforming revisions to all transaction documents, as applicable, and file any amended agreements as necessary with your next pre-

effective amendment.

The Registrant confirms does not believe that any revisions to the transaction documents are necessary.

If you have any questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Greg Prindle

Greg Prindle, Esq.